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                      [BAER MARKS & UPHAM LLP LETTERHEAD]

                                                            April 20, 1998

The He-Ro Group Ltd.
Board of Directors
550 Seventh Avenue
New York, New York 10018

Ladies and Gentlemen:

     We have acted as special counsel to Mr. Hong J. Han ("Han") and Nah-Nah Collections, Inc. ("Nah-Nah") in connection with the acquisition of (a) common stock of The He-Ro Group, Ltd. ("He-Ro") pursuant to the Stock Purchase Agreement dated October 16, 1997 by and among He-Ro, Vasiliki Della Passvantidou Rounick ("Rounick"), Nah-Nah and Han, (b) certain debt of He-Ro pursuant to the Debt Purchase Agreement dated December 24, 1997 by and among Han, Marine Midland Bank, individually and as Agent, The Chase Manhattan Bank, The Hong Kong and Shanghai Banking Corporation Limited and ABN Amro Bank N.V., and (c) certain debt of He-Ro pursuant to the Debt Purchase and Intercreditor Agreement dated December 24, 1997 by and among Han, Rounick and He-Ro. You have requested our opinion as to whether the acquisition by Han of such stock and debt would result in an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended ("Code").

     Our opinions are based upon representations furnished to us by Rounick and He-Ro with respect to transfers of stock during the "testing period" as defined in Section 382(i) of the Code and upon the assumption that all shares held by stockholders other than Rounick (including those shares held by Rounick pursuant to the constructive ownership rules of Section 382(1) of the Code) is to be treated as stock owned by one 5% shareholder. Furthermore, in reaching our opinion we have examined such documents as we deemed necessary and appropriate to reach our legal conclusion including, without limitation, the Irrevocable Proxy dated December 24, 1997 executed and delivered by Rounick. We have exercised what we believe to be due diligence and reasonable inquiry in determining the accuracy and completeness of the assumed facts.

     You should be aware that an opinion of counsel represents our best legal judgment as to the probable outcome of the tax issues which the opinion addresses and is not binding on the Internal Revenue Service (the "Service") or the courts. Our


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[BAER MARKS & UPHAM LLP SECOND SHEET]

April 20, 1998
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opinions set forth below are also based upon the existing provisions of the
Code, the Treasury Regulations (including temporary and proposed Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Service and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive with respect to transactions entered into prior to the date of such changes and could affect the continuing validity of the opinion set forth below.

     Based on the foregoing and subject to the qualifications and assumptions described above, we are of the opinion that for federal income tax purposes the acquisition of the stock and certain debt by Han referred to above did not result in an ownership change in He-Ro under Section 382 of the Code. We express no opinions other than as set forth above.

     This opinion is solely for your benefit and may not be relied upon by any other person or entity or published, quoted or otherwise used for any other purpose without our prior written consent. The above opinions are based on the law (and interpretations thereof) and facts existing as of the date hereof. We disclaim any obligations to advise you of any changes therein that may be brought to our attention after the date hereof.

                                                  Very truly yours,

                                                  [BAER MARKS & UPHAM]